Exhibit (a)(1)(B)

ReWalk Robotics Ltd.

Form of e-mail to be sent to eligible employees and consultants upon commencement of the Exchange Offer

Subject: Equity Exchange Program

Dear ReWalk Employee or Consultant,

I am very pleased to advise you that the Board of Directors of ReWalk Robotics Ltd. (“ReWalk” or the “Company”) has resolved to implement a one-time equity exchange program (the “Exchange Offer”), which is designed to strengthen your financial incentives within the Company’s existing equity award program and, hopefully, enable you to benefit from the Company’s growth and success over time. The Exchange Offer was already approved by our shareholders at the Annual Meeting of Shareholders on June 27, 2017.

The Exchange Offer begins today, September 6, 2017, and will expire at 4:59 p.m., New York time (11:59 p.m., Israel time), on October 4, 2017 (or such later date as may apply if the Exchange Offer is extended). If you wish to participate in the Exchange Offer, you must submit a duly completed and signed Notice of Election to the following contact: if you reside in the United States, Judy Kula, Director of Human Resources, at judy.kula@rewalk.com (the “Director of Human Resources”); and if you reside in Israel, Germany or the United Kingdom, Moran Perelman, International Controller of the Company, at moran.perelman@rewalk.com (the “International Controller”). If you wish to withdraw a previously provided election to participate, you must submit a duly completed and signed Notice of Withdrawal to the same contact. For it to be effective, we must receive this Notice of Election or Notice of Withdrawal by 4:59 p.m., New York time (11:59 p.m., Israel time), on October 4, 2017 (or such later date as may apply if the Exchange Offer is extended). Stock options that you choose not to surrender for exchange will remain outstanding on their pre-existing terms and conditions, including, without limitation, their exercise price, vesting schedule and expiration date. You can find more information on how to complete and deliver a Notice of Election or Notice of Withdrawal in the “Offer to Exchange” document, dated September 6, 2017, and other materials in the Tender Offer Statement on Schedule TO (collectively, the “Tender Offer Documents”).

We have attached the Tender Offer Documents to this email. You should read all of the Tender Offer Documents, especially the “Offer to Exchange” document, because they contain important information about the Exchange Offer. Forms of the Notice of Election and Notice of Withdrawal are also attached to this email. We have also filed the Tender Offer Documents with the United States Securities and Exchange Commission (the “SEC”), so you can access them on the SEC’s website at www.sec.gov.

Although complete information regarding the details of, and instructions about how to participate in, the Exchange Offer is provided in the attached Tender Offer Documents, certain more significant aspects of the Exchange Offer are summarized below.

•	Employees or consultants who reside in Israel, the United States, Germany and the United Kingdom are eligible to participate in the Exchange Offer, and may exchange certain existing options with exercise prices greater than $6.35 per share awarded to them under the ReWalk Robotics Ltd. 2014 Incentive Compensation Plan (i.e., granted between 2014 and the present) for restricted share units (“RSUs”) with the same value as the existing options.

•	These RSUs will be granted on the first trading day after the expiration of the Exchange Offer.

•	These RSUs will vest in three equal installments starting on the first anniversary of the date of grant (subject to potential acceleration, as described in the “Offer to Exchange” document).

•	The Company’s non-employee directors and retirees are ineligible to participate.

•	The Company’s Director of Human Resources will be in charge of managing and administering the Exchange Offer for option holders who reside in the United States. The Company’s International Controller will be in charge of managing and administering the Exchange Offer for option holders who reside in Israel, Germany or the United Kingdom.

The Board of Directors believes that your underwater existing options no longer effectively provide the long-term incentive and retention objectives for which they were intended, and that the Exchange Offer constitutes an important component in the Company’s strategy to retain, motivate and reward key employees and consultants such as yourself. In addition, the Board of Directors believes that the Exchange Offer will be beneficial to shareholders as it may result in the cancellation of a large number of outstanding options and the issuance of RSUs with the same value as the existing options.

Although the Board of Directors has approved the Exchange Offer, neither the Company nor the Board of Directors is making any recommendation as to whether or not you should participate in the Exchange Offer. Participation in the Exchange Offer carries risks and there is no guarantee that you will ultimately receive greater value from RSUs if you elect to participate in the Exchange Offer than from your existing options if you do not elect to participate. As a result, you must make your own decision regarding your participation in the Exchange Offer. It is important that you carefully read all of the materials provided to you or to which we refer you; and the Company strongly recommends that you consult with your own legal, financial and tax advisor(s) in relation to any questions concerning the Exchange Offer, including any personal tax implications or otherwise.

Finally, I would like to take this opportunity to acknowledge the Company’s appreciation of your service and commitment and to wish you, and the Company as a whole, continued success in our joint endeavors. In addition to the potential financial opportunity which this Exchange Offer presents, I hope you will also see it as a further mark of the Company’s gratitude for your efforts.

Kind regards,

Kevin Hershberger

Chief Financial Officer

ReWalk Robotics Ltd.